Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company

Transcript of July 27, 2009 Webcast

Pam Rollins: Welcome to our Global Audience from Towers Perrin and Watson Wyatt. I’m Pam Rollins from the Michigan offices of Watson Wyatt.

Martine Ferland: And I’m Martine Ferland. I’m from the New York office of Towers Perrin. Welcome to the first ever joint Towers Perrin/Watson Wyatt Global Employee Webcast. We’re here today at the television studio in Times Square in New York. And for the next 60 minutes, we’ll have a chance to get acquainted with John Haley, CEO, and Mark Mactas, President of the new organization that we are forming, Towers Watson.

We’re also pleased to have employees from the greater New York area offices of each Company in the studio audience. Mark and John have been on the road in the last two weeks meeting with employees from both organizations in London, Reigate, New York, Philadelphia, and Washington DC. Today we’ll give everyone around the globe the chance to meet these two leaders and hear what they have to say about the merger.

Pam Rollins: We’ll start with some brief remarks from John and Mark, and then we’ll turn things over to you, our global audience, to pose your own questions about this exciting transaction. The Q&A session will cover questions that employees at both firms submitted in advance to our Integration Team mailbox or asked by folks here in the studio, or you submit via laptop in your local meeting room.

Given the limited time, we’ll answer as many questions as possible live on the air. We acknowledge that some of you are listening without visuals. For you and your colleagues who are unable to view the webcast, replays will be available later in the week once we file the necessary documents with the SEC. So let’s get started.

John and Mark, over to you.

John Haley: Thanks very much, Pam and Martine. Mark and I are delighted to have a chance to be here to talk to you about the new organization we’re forming, Towers Watson. We’ve — as Pam and Martine said, we’ve been on the road. We’ve done 26 employee meetings over the last three weeks. And we’ve been gratified by the reception we got to that. It was — everybody, I think, sees a lot of the promise in the organization.

So our job today, we’re going to have a few introductory remarks. I’m going to talk a little bit about the strategic rationale for the deal, and then Mark is going to talk about the values and the strategic alignment that we have. Before we get into that, though, let me just say a word or two about my friend Mark Mactas. Mark and I have known each other for a long time going back. I think all we will admit to is that it’s at least 20 years.

We’ve known each other as fellow actuaries. Mark and I both started out as consulting actuaries in the retirement field. We’ve worked together on professional panels. We even once consulted on a common client. We did, I think, reasonably — we were, I would say, not too competitive, as we —

Mark Mactas: Cooperative, I’d say.

John Haley: Cooperative, I think, is the word I’m looking for. Thank you. So, Mark and I have known each other a long time. And as we’ve moved into our current positions, we’ve kept in touch. We’ve talked with one another over the years. As you might imagine, though, putting together something like this is quite an effort, and you really get to know the other individual quite a bit. Over the last few months, Mark and I have spent a lot of time together.

Now, in the efforts of keeping this reasonably confidential, we met a lot of times in hotel rooms. I’ve probably had more lunches and dinners than I might have wanted to do that, and Mark and I were very careful not to appear in public places. Somebody was asking me, why? I mean, who would recognize you? Which I think is fair enough, but I tell you — in fact, it did keep — Mark and I felt a little bit better about doing that.

In fact, the night we announced the deal, we thought it was very liberating. Mark and I went out and had lunch in — had dinner in a public restaurant. So, in any event, as I’ve gotten to know Mark over these last few months, though, what had been a base of really good respect and admiration has just grown even more.

And for the folks at Towers Perrin, I don’t need to tell you about what kind of a leader he is. But for the folks at Watson Wyatt who are getting to know, I can say that my respect and admiration has just grown so much. I’m looking forward to working with Mark on the same team, and I know you’ll all look forward to getting to meet him. Mark, I look forward to working with you.

Mark Mactas: Thank you very much, John.

John Haley: Let me just talk briefly about this strategic rationale. We’d like to leave most of the time for your questions. But let me say there’s three areas, I think, in the strategic rationale that I’d like to talk about. First, is just the strengthened organizational capabilities. And, in fact, when I talk about these first two, both the strengthened organizational capabilities and the global presence, it’s amazing to us how Watson Wyatt and Towers Perrin fit together.

I was describing it to our Board as it’s almost like pieces of a jigsaw puzzle coming together. If I look at the healthcare consulting operations that we both have, for example, in the United States, Towers Perrin has a healthcare consulting operation that’s over twice as large as ours. So when we bring those two together, we get a consulting operation that really has a much broader and deeper services that we can offer to our clients.

Similarly, Watson Wyatt has a much bigger investment consulting operation. We bring those two together, we get much broader and deeper services that we can offer to our clients. We see this repeated in business after business around the world. As we look to our geographies, too, we find the same kind of thing. Watson Wyatt is about number four in Canada; Towers is a very strong number two.

We put the two together, we have a much bigger operation with, again, broader and deeper services. Watson Wyatt is much bigger in the UK retirement consulting space than Towers Perrin is. So, again, we can bring those two together and get some broader and deeper services. And as we are able to do that, we think that the services we provide to our clients will be, again, more comprehensive. We’ll be able to do better work for them. We’ll be able to offer in a single place a better range of services.

Beyond that, though, what I think has us even more excited is the promise of building the organization in the future. The new Towers Watson will be able to invest in developing new products and services, not just inorganically, and we obviously would be interested in that, but also organically. The risk in financial services area is probably a good example of that. When we took the risk in financial services segment, we put in there the insurance consulting operations that we both bring.

We have the reinsurance operations that Towers bring. We have the strong investment consulting operation that we bring. We’re intrigued not just by the whole risk consulting space, but also by perhaps developing solutions in that area. And as we think about bringing these two organizations together, the enhanced products and services are important because we’re not looking to just get something that’s twice the size of what we have today.

We’re about a $1.75 billion firm, so we’re talking about being a firm in the neighborhood of $3 billion to $3.5 billion in revenue. But, we’re thinking about the $4 billion, $5 billion, $6 billion firm of tomorrow that we want to create. And we think that offers great promises for all three of our constituencies. We think about clients. We think about our people, and we think about our shareholders. We probably think about them in that order, too.

But for the clients, the broader, deeper, more comprehensive set of services; the new products and services that we can provide. For our associates, for our employees, not just the additional products and services but the career opportunities, we think, will be greater. And then, we expect to be a firm that will provide great benefit to our shareholders. So, I’m going to stop there on the strategic rationale. I’m going to turn it over to Mark to talk about the values and the strategic alignment, but we’re looking forward to taking all your questions.

Mark Mactas: Thank you, John, and hello, everybody. We are delighted to be here today to talk with you for about an hour about Towers Watson — very exciting. And, I think what you’ll see conveyed, certainly from the both of us, is just the excitement that John and I have about this combination and what it will bring to the future for all of us and our clients.

Before I talk about what John and I think of as prerequisites for the deal, that is the shared values and strategic alignment, I want to reciprocate by saying a few words about John Haley. As John said, we have known each other a long time. I would add well in excess of 20 years. I’ve had great admiration for John.

And I’ve also had great admiration for Watson Wyatt over the years, of course, having observed Watson Wyatt as a competitor from a bit of a distance, but certainly over the last decade or so under John’s leadership with his colleagues at Watson Wyatt and his strong leadership team, there’s been great success achieved by almost any measure you can think of. And that kind of success doesn’t happen by accident. It happens because good people are doing great work for clients. It’s a tribute to the leadership of the firm. And so, I’ve had great regard for John.

As he indicated, we have spent quite a lot of time together over the last several months. And clearly, we’re here today because we’ve gotten increasingly comfortable with each other and with what’s important to each of us in terms of our organizations. And you get a measure of the person as he reacts to different things that we’re talking about. And, as you’d imagine, we didn’t agree on every single thing when we were talking about this combination the first time we talked about it.

So you get a chance to see how somebody reacts; their eyes, their tone of voice. Do they empathize or not? Can they see somebody else’s perspective? And it’s really through that — I mean, that’s been a key enabler of us getting to this juncture. And, like John said about me, and thanks again, my respect and admiration for John has just gone up by leaps and bounds. And that was from a high base. So, I look forward to when we close and can really work together in the future. So it’s great to be on the same team, John.

I’m going to talk for a couple of minutes about shared values and strategic alignment. It’s probably been apparent to many of you over the years that the organizations, and John has described some examples, how they fit together so well. And it’s probably not a coincidence that where one’s strong or large; the other is relatively smaller. When you have good competition, it’s tougher for you to achieve the same degree of success. And so, we’ve got this complementary fit.

I would say our discussions really got traction when we started talking about values. Not by design, but we started talking about, what’s important to you? What’s important in terms of the conduct and behavior of people? Do you hold out client service and client excellence as the most important thing for the organization to focus on? At Towers Perrin, we use terms like integrity, respect, and professionalism. We exchanged our written documents on mission, vision, and values and we found a lot of overlap in the terminology. Where the terminology wasn’t the same, the principles behind the words that we used were the same.

But more important than words on a piece of paper or on a poster that you might hang up in a conference room is how we operationalize these things, how we reward people, how we assess people. Do we hold dear to values when times are tough and it’s not so easy, or do we sacrifice them for expediency? It turns out we both don’t. And, as I said, this enabled us to get to the next level. It enabled us to start talking about strategic rationale.

So you’ve got the complementary fit. You’ve got the shared values, but that’s not enough either because out of the gate, that’s fine. But if you have a different view of the future, then you end up going like this; your directions diverge. So, we spent a lot of time talking about, what’s your strategy for the future? Not so specifically, but, how do you see the market evolving?

What’s the nature of our competition likely to be, not next year or the year after, but ten, 20, 30 years down the road? What will our clients’ needs be? What areas that we’re in now do you see us pretty mature and relatively more modest growth prospects? Where do we see growth opportunities for the future?

And what we found is that those things aligned. Now, John and I would both allow that we don’t have a strategic plan for Towers Watson yet. We each have strategic plans on our own. But, we do have a strong sense of strategic alignment that will enable us to move forward, create that strategic plan that will take Towers Watson into the future quite successfully.

So with those things as a base, then we talked about the complementary fit and how we might be able to bring the organizations together, and here we are today. So, I’ll stop. And I think we’d love to take as many questions as you’ve got on your mind. Please don’t be shy. It will be more interesting for everybody. You’re probably asking a question that’s on a colleague’s mind if you do voice your own. So, I’m going to stop there, and we’ll be happy to take your questions.

+++ q-and-a

Martine Ferland: Well, thank you, John and Mark. The first question is a question that came before the webcast and we got that question from many people, and it’s about the merger itself. How did it come about? And when did you start talking? People are very curious about that. And how did we get to this point?

Mark Mactas: I think it was 1923.

John Haley: Something like that. Do you want me to — ? As Mark and I have both said, we knew each other for a long time. And as we’ve met over the years, we’ve talked about different possibilities that might occur. But what really got traction was when we started talking about values. And in the last few months as we’ve started thinking about those, I think that was something that got both Mark and me and our respective teams really excited. We started thinking this is something we can build on, and we can create the kind of organization we’d like. So, it was really when we did that that we moved ahead.

Mark Mactas: You know, there’s been — just to add to that, there’s been speculation in the press that the current economic conditions have precipitated this. It couldn’t be further from the truth. It just — it’s a coincidence that it came together at this time. I think we both feel that our organizations are strong and have bright futures in their own right, but that we can create something even greater going forward as Towers Watson than we could independently. It just happens to be at this point in time.

Pam Rollins: I think we have a question from the live global audience, as well, that we wanted to go to. Why don’t we skip that, and we’ll go to another question received in advance? Our clients, one of their concerns has been whether or not they’d keep the same teams going forward. What are the other reactions that our clients have had? And how do we help reassure them going forward?

Mark Mactas: Sure. I’ve heard very positive reactions from the client community. I think John has, as well. We’re also mindful of the fact that we don’t necessarily hear the full breadth of reactions. The good news sometimes gets to us. And people who might not feel as positively might not take the time to call or send an email, that sort of thing. But, I think it’s generally been positive. As I said, one of the constituencies out there, probably the most important, is the client world, and the strategic rationale seems to be apparent to all.

A very common reaction, though, is, please don’t change my team. I like the team. Well, if we got the opposite reaction, that would be a problem. But, I like my team; please don’t change it. And this is where the commitment to a client-first mentality is so important. So I’m sure in this period until close, we’ll continue to serve clients well with the teams that we have in place, and we’ll take a client-centered approach to how we staff client teams going forward.

John Haley: I would say, Mark, there are — I think the positive nature and understanding this strategic rationale is something we got. And I was actually a little surprised at how positive client reaction was because I was thinking it would be, once we started serving them as Towers Watson, that they’d really get what we were doing. But, in fact, it’s been somewhat gratifying to see that positive reaction.

We have heard from a couple of clients that have said, well, this is one less voice in the whole consulting world, and we’re sorry to see that go. We’ve also heard a couple of comments about perceived conflicts, particularly around the executive comp in the US, and maybe the corporate trustee relationships in the UK.

Martine Ferland: Okay. We are now ready to go to a question that has been just posed through the live webcast. So it’s coming from Toronto, actually. And it says, how will the various components of the integration be phased? Will the staging plan be shared with employees so that we know what to expect and when to expect it?

John Haley: Do you want to start off with this?

Mark Mactas: Yes. First, I would say as a backdrop, we take the notion of integration and combining the firms very seriously. We’ve each merged with other firms over the years. We’ve learned some lessons from that, but clearly neither of us have done anything of this magnitude before.

And we’re mindful of the fact that the success of the combined organization will be a function of how well we do that and how well we get folks integrated, merged, and focusing on what’s best for clients as the new Towers Watson. We’ve picked a Senior Executive from each firm to head up the integration leadership. There’s an integration office, and there’s — we’re in the process of forming various integration teams to handle the various aspects of integration.

What the integration leadership has done has set up waves of activity, four waves numbered zero through three, that will form the sequence of integration activities. Wave zero are those activities in and around the announcement. So a lot of the great communication work that our integrated team did, that was around wave zero. And you’ve seen some of the great work that they did.

Wave one, which is starting as we speak, consists of forming some teams around the functional areas of support, HR, IT, Marketing, those kinds of things, as well as enterprise teams which will be focused on addressing those issues that either we’re going to retain responsibility and authority for at the corporate level, basically things that transcend a business segment or a geographic region. Okay? And there are a number of those enterprise teams that are being formed.

Towards the end of August, beginning of September, will be the next wave, and that will be the launch of the segment teams, Risk and Financial Services, Talent and Rewards and Benefits, as well as the largest regions having their teams formed. And that would be North America and Europe, Middle East, and Africa. And then closer to closing, we’ll have some other teams formed in the smaller regions and some other things that we don’t have to have ready on day one of close. So, they’ll be working in sequence.

We’ve got, I think, a good architecture, but we’re mindful that this whole activity will have to be somewhat fluid. What we want to do is — and we have to mindful of this as a key tenet of how we operate now, we must continue to compete until close. It’s a very odd thing in a way. We’ve decided to get married, but we can’t date anymore. But, we can plan for the new organization.

So, all this integration thinking will be in terms of planning for what we will do starting on day one. But we actually can’t do any of it yet, so it’s frustrating. But in the meantime, what’s nice and a bit liberating is that this is now public information so we can talk about it. We don’t have to meet in hotel rooms, and we can get more people involved in the integration activity.

One thing I would add is that there will be — there is the desire for a lot of input and dialogue with people around the circuit on this. Nobody’s got a monopoly on good ideas, so we want to hear from people. And, that’s one of the principles of our integration approach that we intend to honor.

John Haley: Mark, I might just add that one of the things that we’re aware of, too, is the — we don’t want to have — we want to minimize any short-term disruption. And as we think about the — as we are trying to bring the two organizations together into a combination — in fact, we’ve had this from some of the commentators, some of our analysts and investors they’re worried about short-term distraction. Mark and I are worried about that, too; so is the whole team.

And, in fact, one of the ways — the reasons we’ve spent a lot of time on the whole architecture of the integration process was to try to assure people we’re going to get these things taken care of. We want to make sure we build this two-way communication process so that we’re letting everybody know what’s going on, but we’re also hearing from other individuals.

But we know that when mergers go wrong, it’s when they spend about 90% of the time focusing on the integration and about 10% of time on business as usual. And really those proportions should be reversed. And we know the only way people can feel free to spend about 90% of the time working on business as usual, working on making sure they’re taking care of clients, is if we have a good integration architecture and we’re making sure we’re going to address all your issues, so we’re committed to doing that.

Pam Rollins: We’re actually going to go to a live question here in our studio audience in New York.

George Daddario: Hi. My name is George Daddario. I work with Towers Perrin. I’m a Location Manager in Stamford, and my area is Reinsurance. Thanks for holding this session. My question is a two-part question for John. We’re a privately held organization, so it’s pretty easy for us to get a feel — the pulse, of how the shareholders feel about the merger. My question to you is, what has been the reaction of your major shareholders? And secondly, if there is a minority of shareholders that don’t feel comfortable with the merger, could they potentially throw any roadblocks up to the ultimate merger?

John Haley: Sure. Mark and I had a chance — we sent out the press release announcing the combination on — it was Sunday, the 28th of June. And then that Monday morning, Mark and I did a joint analyst call. And we got a chance to talk to our analysts and to our investors. Since then, I’ve been visiting with a number of the investors. In fact, I spent most of that Monday doing that.

I’ve taken the chance when we’ve been in — when Mark and I were on the road in London went to visit with some of them. And then I’ve done a couple of other road shows. I would say overall the reaction of both the analysts and our investors is everybody gets the strategic rationale for the combination; they see that. They love the long-term vision of what’s going on. The big concern that some of them have is the issue of short-term distraction. And they’ve seen that happen in other mergers, and so they’re just worried about our execution on that front.

Now, when I visit with the investors, I actually get the same — almost the same, set of questions from them, but they’re asked with maybe a slightly different tone. Some of them are more questioning as to whether we can avoid short-term distraction. A number of the others are less concerned about that and are really focusing almost immediately on the longer-term potential. As we’ve discussed that with them, though, I think people are beginning to get more comfortable.

I think the reaction we saw in the first week or so is a little bit different from what we saw longer run. I had mentioned to the Watson Wyatt Board that I expected to see our share price go down when we first announced this. It actually didn’t go down quite as much as I had anticipated. And I think independently, Towers Perrin had gotten some advice that had pegged things about the same as I initially did. I thought that our share price would go down for two reasons.

One, when you see an announcement of a major combination, your share price often goes down maybe 5% or so — something like that. Ours went down a little bit more than that. But, in fact, there’s more uncertainty in this deal than in a lot of others. Towers Perrin’s financials have not yet been made public. That won’t happen until we file a document called the S-4.

So, that’s one of the reasons why we thought the market would be perhaps a little more skittish about that. We did this deal because of the long-term. I’d love to see the stock price go up in the short-term, but the key for us is the long-term rationale, which, again, I said I think our investors and our analysts get.

We are committed to talking to our investors and our analysts just the same as we’re talking to all of our employees, making sure we keep up this dialogue. And, I think we have a pretty good and well-deserved reputation for doing that. So, we’ll be doing that over the coming months. I don’t anticipate any issues with the shareholder vote. I feel pretty good about that.

Mark Mactas: Yes. I would just add one of the ways to think about this is we’re saying to the public, trust us. They’re saying, show us. And some of that is because of the lack of visibility into our financials; some of it is about the short-term disruption potential. So it’s up to leadership and it’s up to all of us to make sure there isn’t that disruption. This is something that’s within our control. If we focus close on — first on clients as opposed to internal, I think we’ll mitigate a lot of that and show the promise of this new organization.

Pam Rollins: We’re going to go to our live audience again out in the field globally. And the question is, at this point, are there any circumstances that could prevent the merger from going through?

Mark Mactas: There — want me to start on that?

John Haley: Yes.

Mark Mactas: There are a number of steps that we need to complete before the merger can become effective. John has alluded to one of those already, and that is we have to file with the Securities and Exchange Commission a document called the S-4. That’s not so much an approval process as the SEC opines on and makes sure that the disclosure to potential investors is complete. So, we’ll do that.

The timing of that is towards the end of August. There may be some back and forth to make sure that we get clarity. But then the S-4 becomes effective, and then we’re in a position to prepare joint proxy to go to our respective shareholder groups. So, the SEC is one step.

We also have to file with the competition authorities, both in the US — we’ve actually already done that in the US, with the European Union, and perhaps some member countries and some other jurisdictions around the world. The competition authorities actually do approve or not deals. We don’t anticipate issues there, but both of these processes, we’re being very respectful of it and make sure that we do the appropriate things to get the appropriate approvals as quickly as we can. So, our teams are working diligently to go through that process and work through it.

And then finally, the last step is to have the shareholders vote on this, which we’re targeting some time perhaps in November or in the fourth quarter. That’s a target date, but there’s a lot of variability around that because these interim steps are outside our control. So, that’s our target. We’d like to be sooner rather than later. But as I said, we’re being very respectful of the processes that we need to go through for approval.

Martine Ferland: Okay. Now we have a question from the audience.

Adam Wootton: Hi. I’m [Adam Wootton] from Watson Wyatt. You’ve talked a bit about the long-term and the growth prospects for the firms. Could you describe both the lines of business and the geographies where you think the combined firm will get good growth in the coming years?

John Haley: Mark, do you want me to start off on that?

Mark Mactas: Yes. Why don’t you start on that?

John Haley: So, as we look at the lines of business, let me just mention first the three segments that we divided them into. We have a Benefits segment, which is going to include the retirement consulting, healthcare consulting. It’s got from Watson Wyatt the technology and administrative solutions. That’s going to be a segment that is about $1.75 billion to $2 billion. And one way to think of it is it’s roughly the size of either Towers Perrin or Watson Wyatt today.

Then the other two segments are Risk and Financial Services, which includes the insurance consulting. It includes reinsurance. It includes the investment consulting capabilities. We have Talent and Rewards, which includes the ISR, the survey business that Towers has. It includes executive compensation. It includes workforce effectiveness, communications, et cetera.

Both Risk and Financial Services and Talent and Rewards will each be about $0.75 billion. So, we’ve got three relatively large segments there. And as we think about those segments, we see the — first of all, one thing I should mention, we’ve looked at all the different businesses we have. For example, there were some businesses — Reinsurance is a business that Towers Watson had that Watson — or Towers Perrin had.

Mark Mactas: I like your instincts, though. I like the instincts.

John Haley: It’s a business that Towers Perrin had that Watson Wyatt didn’t. Similarly, our Technology Administrative Solutions is another business. We’ve spent a lot of time talking about the respective operations. We like all the businesses we have, so we want to keep them all; we want them all to be part of Towers Watson. I think we see the retirement as a more mature market.

We expect to see some growth there, but we don’t see as much growth as we would in some of the other areas. The two segments that we expect to see by far the largest growth are the Risk and Financial Services and the Talent and Reward. In both cases, there may be a little more volatility than we might have in, say, the more mature retirement market, but we love the prospects of growth there.

The new Towers Watson organization is going to be very large in both North America and in Europe. Asia-Pacific will be a smaller part of the operation. When we look at percentage growth, though, I think Asia-Pacific is the area that we are most excited about the growth prospects. We both have operations in China. Watson Wyatt has some operations in India. But, I think those are two countries in particular that we see great growth prospects for.

Mark Mactas: You know, if I might just add a comment or two. We, I think, should start thinking more broadly than even the current areas of expertise and services that we offer today. You know, clearly out of the gate, as John said in his introduction, we’re broader and deeper than either one of us is separately. But the really exciting thing for me are the kinds of things that we might do in the future.

We’re going to be twice as big and then some. And, we have increased investment capacity for organic growth and inorganic growth. So as you think about this years down the road, what are the kind of client needs? What are the innate strengths of an organization like Towers Watson? And, how might we expand our areas of expertise and come up with new kinds of advice and solutions for clients?

And we think that will happen, not only because of the added investment capacity, but bringing more good minds together to help solve client problems. And that, we ought to think broadly about the kinds of solutions we can bring. Break the paradigm of being a $1.7 billion firm here and a $1.7 billion here. Not even create a $3 billion paradigm. But, what’s the $4 billion or $5 billion paradigm, as John said earlier? And, what kinds of solutions might we provide then?

Let’s stop thinking in terms of, and not forget them, but traditional competition and what client needs are. And then, let’s form the base of competition for those broader sets of services. That’s a longer-term view. We have a lot of work to do to integrate the firms. But we think the strategic stuff, which we want to start as soon as possible, is really compelling and exciting.

Martine Ferland: One other theme that has come through a lot through the questions we received ahead of time is culture. And this question is about, what have you observed in terms of differences and similarities between Towers Perrin and Watson Wyatt’s culture? And what do you think is the right fit for the new organization, the right culture going forward?

Mark Mactas: And we’ve gotten that question. Do you want to — ?

John Haley: Yes. We’ve gotten that question a lot. I would say that it’s very useful when you’re a — for an organization to sometimes have caricatures of what the culture is like for the other side. That probably helps internally. It may also help with clients. Certainly, Mark and I have had a couple of questions. When Mark was once asked about the eat what you kill —

Mark Mactas: Culture.

John Haley: Culture, and how that would mix with the herbivores at Watson Wyatt. I was similarly asked how the creative, innovative, entrepreneurial folks at Towers could work with some of the dull people at Watson Wyatt. And so, I don’t think neither Mark nor I really recognized our firms in some of those questions. Now, when we think about culture, Mark has a great way of talking about it. He says, culture is really — it’s values plus it’s the way you operate. It’s your MO. And I’m convinced that the values are the same as to what we’re doing.

As I talk about — as I talk with folks at Towers, I talk with Mark and the other Senior Leadership, even just on the meetings we’ve had as we’ve gone through the last several weeks with folks, I get a great sense of the same kind of way of operating, thinking about the same kinds of processes, holding them dear, things about — like collaboration, collegiality, professional excellence, integrity. All of these things or the way Towers Perrin tends to operationalize them are not very different than the way Watson Wyatt does.

Having said that, we also know that there will be some bumps in the road as we go through. Watson Wyatt doesn’t have a monolithic culture. We’re not homogeneous. It’s different in different geographies around the world. It’s different in different lines of business. It’s even different in the corridors of single offices, I think, from time to time. And as I’ve talked with Mark, he’s said the same thing is really true about Towers.

So, we’re not going to find everything is exactly the same for everybody. But, what we think is the difference maybe between the cultures that might see within Watson Wyatt or the difference you might see within Towers Perrin, we don’t think those — we think those differences are probably greater than maybe what I might describe as the center of gravity of the culture at Watson Wyatt, and the center of the gravity at Towers Perrin. So, it’s up to all of us to make sure that we create the right culture for Towers Watson, but I’m absolutely convinced that we have some compatible cultures to work with.

Pam Rollins: We’re actually going to go to our live studio audience here for a question.

Peter Breslin: Thank you. [Peter Breslin] from the Towers Perrin Stamford office. I have a question about pay and benefits. I’m sure you can’t talk a lot about the specifics because they need to be worked out. But, can you talk a little bit about the process that’s going to be followed in terms of aligning and harmonizing pay and benefits, the process and the timing that might transpire after the closing?

Mark Mactas: Want me to take that?

John Haley: Yes.

Mark Mactas: We have — one of the integration teams is a people team, and among their responsibilities will be to wrestle to the ground what the going forward pay and benefits total rewards structure will be for Towers Watson. We have a few people who might have an opinion on that around the firm, so it will be an interesting exercise. But one of the things that we’re prevented from doing now is sharing individual pay data. We operate similar business models. We’ve competed for talent in the past.

We both have a base pay and bonus structure, and our first look at benefit programs seems pretty similar. But we’ve got to this exercise across the globe, so there’s a lot of work to be done here. What we’d like to do is work on this between now and close, and have designed what the going forward programs are. Whether we can implement them right away will be something that we’ll have to work out.

But with respect to benefits or pensions, clearly we have to protect the accrued benefits. And, we want to protect reasonable expectations going forward for people who are in both organizations now. Having designed what the future program is, say, for new hires on day one, we want to be in a position where hopefully we can implement that, if not at close as soon thereafter as possible.

We believe in this engagement stuff that we consult with clients about, and we need all our people engaged. And that means having a reward program that’s competitive, and that rewards people for the right kinds of behavior and performance. And that’s something that’s another area where we’re aligned. So, I’m confident that we’ll come out with something that people will view as such.

Pam Rollins: One of the other questions we received in advance was, will it really take three years to achieve cost-saving synergies? And, where will the $80 million come from?

John Haley: Want me to answer?

Mark Mactas: Sure.

John Haley: So, let me first talk about the $80 million, and then I’ll talk about whether it will — how long it will take. As we were putting together this — the whole plan for this, this initial plan, Mark and I worked with an outside consulting firm. And Mark already mentioned we’re working under some limitations at the moment because, in fact, we can’t share detailed pay data. We can’t share any detailed client data, et cetera.

But, we worked with this consulting firm and identified from their experience with other combinations what we might be likely to be able to achieve, and that’s the source of the $80 million. There are three components to that.

The first is that there will be some management overlap, where there will be people in some management positions, and we will only need one going forward. The second is there’s some corporate function overlap. We expect to have to redundancies there. And then the third is some IT rationalization and some savings from that.

$80 million is a lot of money. But to put this in perspective, we’re talking about something that will be about 2.3% of the combined firm’s revenues, about say 2.75% of the combined firm’s expenses. Now, as Mark has mentioned to some other audiences, it’s not uncommon for businesses when they’re having a little difficulty to say, we’ve got to cut our expenses by 5%.

So we’re talking about 2.75% here. It’s — we are concerned about every cut we have to make, and we want to do it carefully and make sure we do everything exactly the right way. But this is — we’re not making some huge change to the expense structure of the two organizations.

I should just mention, too, that any savings that we get are pretty much a consequence of the deal. We did this deal because of the long-term strategic rationale we talked about in the beginning, not because we thought we could get some expense savings out of it. So, that will be a consequence of it. As we’ve put together our integration targets as to what we want to achieve, we’ve been mindful that it doesn’t make sense to try to do everything all at once. There are some savings.

For example, let’s just take the IT rationalization. It’s going to take us a lot of time to go through the inventorying of the various IT programs we have. It’s going to take us some time to think about what the correct ones are for the future organization, and then it’s going to take us a while to implement whatever new ones we have. IT is probably the best example of something that’s a multi-year program.

We think we’ve put — as we put both the targets out, and as we put out the timeframe for it, we think we did things that are imminently achievable. If we could do them sooner, we would have obviously preferred to do that.

Mark Mactas: The only thing I’d add to that is we do think it will cost us some money to achieve this run-rate savings. And, we’ve estimated that coincidentally at a one-time $80 million cost to get the run-rate savings of $80 million going forward.

Martine Ferland: Okay. Next question is coming from the webcast attendees. It’s coming from Minneapolis. And it’s, could you please talk about the approach you think Towers Watson will take regarding account management?

Mark Mactas: We’re in the early stages of determining what that might be. And John just used this term about inventorying what we have. And there’s — if you take that term very broadly, we have a lot of inventorying to do about systems, processes, way of doing things, people, a lot of stuff. And one of them is a go to market approach. Again, we’ll have some limitations here because we still need to compete, but we know that Watson Wyatt has a growth function in North America.

The way we do it is a little bit different at Towers Perrin. What we want to do is first take the best of each and see what might be appropriate for the future, but maybe even create something better using what we each do as fuel to think about what might be right for Towers Watson. This gets to a pretty fundamental point about integration. What — I mean, John and I have been working on this for a while.

So, we’ve internalized this and moved a good way from Towers Perrin and Watson Wyatt being competitors, and I know we still will be mindful of that going forward, to the Towers Watson. It will take our people longer to get there. What we want to get away from is if we chose Towers Perrin’s way for this thing, we’ve got to use Watson Wyatt’s way next for this thing. Or, if we made this leadership appointment and it’s a Towers Perrin person, well the next one has got to be Watson Wyatt. We don’t want to do that.

We want this — and much as we’ve used this sometimes malign term of merger of equals, and we really mean it, that’s the spirit in which a lot of the details of the integration connote a merger of equals. What we want this to be is a meritocracy. So I think that term will fade and recede into the background because while we’re equal at the macro level in different places and different practices, we’re not equal.

But, we want merit and the best ideas to prevail, not the biggest or because we did it this way — Watson Wyatt’s way this way, we’ve got to do it Towers Perrin’s way here. So, I think that’s a mindset that we’re all going to have to adopt, and not compete with each other. Compete with the real competitors out there, and create what’s best for Towers Watson going forward.

Pam Rollins: One of the other questions we received in advance was, how will the merger expand career opportunities for our people? You mentioned that early on as one of the key benefits. Talk a little bit about that.

Mark Mactas: Do you want to take that?

John Haley: So, I think there’s two areas I would divide that to. And it gets to the two areas we talked about in this strategic rationale. The first, is the issue of having broader and deeper services in our existing services. We think that will provide more opportunities. We expect to get more interesting assignments from clients. We expect to get more comprehensive assignments from clients. And as we do that, it will provide more interesting opportunities for our folks to work on those.

Beyond that, it will also — if I think about somebody in the, let’s say, in the healthcare practice in the United States, we now have something which will be about three times as big — over three times as big, as they had. That will just provide more opportunities by virtue of bigger and more diverse assignments that those individuals can work on. That comes from just taking the business as usual pieces and putting them together.

I think one of the other things, though, is as a more — with larger global presence, we’ll not only be able to get more global assignments for people, we’ll also have more opportunities to offer people to work in different countries and to move through them.

The other thing is expanding into the areas that we’ve talked about. I mentioned Risk and Financial Services, one of the areas that we’ve seen a lot in Watson Wyatt’s history, I can speak to that. As we developed our insurance practice, and as we developed our investment practice we had a lot of people come from, say, the retirement practice or other places like that with similar skills to move into these areas we built.

As we look to get into the general area of risk consulting, as we look to develop solutions there, we expect some of that will no doubt be talent that will be new to Towers Watson that we bring, but a lot of it will be opening up opportunities for existing people at Towers Watson.

Martine Ferland: Thank you. We’ll now go to a live audience here in New York.

Patricia Friedman: Hi. I’m [Patricia Friedman]. I’m in the healthcare practice in the New York office. And my question for both of you is what are the most important qualities you’ll be looking for in a national healthcare practice leader? And, will you be looking both internally and externally for that position?

Mark Mactas: For the national Healthcare Practice Leader?

Patricia Friedman: Yes.

Mark Mactas: I would — I don’t know that this is going to be particular to that specific question. So what I will comment on is our approach to leadership selection, which will carry a number of various attributes to it. One of the things where we align very strongly is the personal qualities of an individual. And this gets to employees, but it’s particularly acutely important when you’re picking leaders because that sends all kinds of signals to people, as well as how the business will emerge over time.

So kind of a bedrock in fundamentals, somebody has got to have the personal qualities, the leadership, the ability to have people follow them, the ability to have some vision, as well as the ability to execute and leverage through other people are some of the qualities that we’ll be looking to.

Before we made our round one leadership selections, we talked about the kinds of individuals that we wanted to select and some of the attributes that I’ve just alluded to here. The people team will be laying that in more detail for the next round of leadership appointments, and we expect to cascade that approach throughout all the appointments that we make.

Clearly, what I’ll call domain expertise is important to have resident in our leadership. The more important thing is that it’s not resident necessarily just in one individual, but the team of individuals that are leading. So, I think this goes to a collaborative environment. We want people who are strong in their own right, but not individual stars operating an island, but a team of leaders operating for the greater good for clients and that sort of thing.

So it’s not a specific answer to your question about healthcare, but I think those kinds of principles will be the ones that we’re using to inform our leadership appointments.

Martine Ferland: Yes. We’ll take a question that came ahead of the webcast. And I’m presuming it’s coming from Towers Perrin, and it’s for you, John. As you know, Towers Perrin will be going not only through a merger but also going from private to public.

And the question is, you have the experience of taking a company from private to public. So, what are the major pitfalls that you’ve faced and that we could avoid as we’re doing this, both from a business perspective and a people perspective?

John Haley: So let me talk about our experience. And one of the things I always try to preface when people ask me about the experience of going public is that I can speak to Watson Wyatt’s experience. But it was — that was something that we went through at our particular journey as a company, it doesn’t necessarily hold for everybody when they’re doing it. Let me go back to before we went public.

We had a group of people that were concerned about becoming a public organization. And at the time, among the four big companies, Mercer is a subsidiary of Marsh so they were public. But ourselves and Towers Perrin and Hewitt were all private organizations at the time. And there was a lot of concern about would that change the character. People felt that we tended to make decisions based on the long run.

But when you’re a public company, would that force you to all of a sudden make decisions based on short-term and what you’re quarterly earnings were going to be? I didn’t think that was necessarily the case. And, in fact, I thought not just could public companies run thinking about the long-term, but I thought the most successful public companies indeed did that.

We did spend a lot of time talking about that as an organization, though. And we had a number of employee meetings where we invited people, and we just discussed the pros and cons of that. At the end of the day, we got an overwhelming vote for going public. And so I think we had people somewhat aligned about that.

And after the — a year or so after that, I had been talking to a group of them who were concerned about it, and I think they thought it was unfounded. We did some things to try to get people not to focus on short-term results. I know you’ve seen — you’ve all gone into the headquarters of a company, and you might see that they have a little board or something with what their share price is, and we had some office managers that wanted to put that up.

And we said, no, we’d prefer you don’t do that. And the reason we’d prefer you don’t do that is because we don’t want people to be thinking about what the share price is on a given day or given week or even a given month. What we want to do is think about how can we build the long-term business in the right way? And if we build the right long-term business, which is really all that’s under our control anyway, eventually the stock price will take care of itself.

We didn’t put the stock price on our internal website. We had it on our external one for the Investor Relations, but not on our internal website. So, we did some things to try to suggest to people that they continue to think long-term. We got some competencies out of going public that I would say. One is, I think, when we first went public we were at best okay at forecasting.

And as a public company when you’re talking to your analysts and your investors, you need to be able to tell them what you think is going to happen, and you need to do that with some precision and some accuracy and we got a lot better at it over the years. I wouldn’t say we’re perfect at all, but we’re a lot better.

One of the competencies that came from having better forecasting, though, is I think we make better investment decisions than we used to. We know when to ramp up on investment. We know when to hold back because we can forecast a little bit better there.

Pam Rollins: Okay. Last question for both of you. How would you define day one success?

Mark Mactas: The close date, that you all are very excited about this, that we present a pretty seamless phase to the market, that people understand the strategic rationale focus on what’s best for Towers Watson, not Towers Perrin or Watson Wyatt; that will take a mindset shift. And, that we work cooperatively through the various integration steps with an eye on Towers Watson and the future. There will be a great gravitational pull inwards.

We have to make sure that there’s an equal or greater gravitational pull outwards. And if we galvanize around winning in the marketplace and giving the clients great service from the combined organization and leverage the respective areas of expertise and scale that we have, that will be a good start to a very effective and successful long-term marriage.

John Haley: Sounds great to me. All right. Let — we’ll bring this to a close now. Let me just make a couple of remarks. First, I wanted to just talk about — we talked about the principles of the combination here and what we’re doing, and there’s two that I’d like to call out again as we leave you.

First is what I would refer to as the client-first principle. We’ve talked about the necessity for all of us to be focusing on what we can do for clients. And we need to do that right up to closing. It also needs to be the most important thing we do right after closing. We need to be making sure that clients feel that they’re all taken care of. We talked about some of the potential pitfalls that we could have as an organization.

I mentioned that analysts were concerned about the short-term distraction. Mark said this is something that is really within all of our ability to influence this. And, in fact, we can make this successful. We can show that a lot of these fears about short-term distraction or disruption are unfounded as long as we do something fairly simple because we’ve been doing it and we’ve been good at it for so long, and that’s focus on clients.

I mean, when I look at Watson Wyatt, I see an organization that tends to be obsessively focused on doing what’s right for their clients. I see the same thing in Towers Perrin. So, it’s not difficult. As Mark said, we have to resist that gravitational pull inward. We have to be thinking about what we can do for our clients. But as long as we continue to do that, I think we’ll see the whole merger and the whole integration effort through successfully.

The other point I’d make is that I talked about two-way communications. The only way that Mark and I can reasonably ask the individuals throughout our organizations to trust us and to make sure the integration is going well is if we make sure that we’re open to listening to you. And so, we’ll commit to you that we’re going to get information out as fast as we can.

We’re going to make decisions on a timely basis. We’ll let you know about them. But I’ll also ask you, you need to let us know what we need to think about. We don’t want people to spend their time trying to design necessarily all the integration. But the things that are important, we need to make sure we hear from you. And if you do that, we’ll make sure we’ll take them into account.

I cannot promise you that we will make the decisions that everybody would like on every issue. In fact, I can promise you that we won’t do that in some instances. But, in fact, it’s an important of what I think, again, is a successful integration.

Secondly, let me talk about values. Mark talked about them earlier, and I can only echo what he said. We really wouldn’t be talking about this deal at all if it weren’t for the values that we think we both share. They are the foundation on which we’re going to build the new Towers Watson.

And if there were any one of them that we thought we weren’t aligned on, it just wouldn’t have happened, but because they’re there, I feel pretty good about that. I’ve had the experience over the last three weeks of getting to know some Towers Watson folks — Towers Perrin folks more intensively than I had before.

And one of the nice things about this is we’ve had a lot of meetings where we’ve not just in the employee meeting but also sitting down at dinners with people and talking about what they hold dear. And, again, the same kinds of things that I hear from Towers Perrin folks are the same things I hear from Watson Wyatt folks in terms of what’s important to them. And so — I got them right that time, didn’t I?

Mark Mactas: Yes, you did.

John Haley: Towers Perrin, Towers Watson. Again, I think that’s a great base to build on. I talked earlier about my friendship with Mark and the trust that I think we’ve developed together. Now, friendship is not necessary to do a deal, but it certainly helps because one of the things I’ve learned in talking with Mark is the empathy that he shares for other people’s points of view.

We’ve had times in our discussions — we’ve been talking, I’ve come in and said, I really think we need to do it this way. And Mark said, I really think we need to do it this way. And I’ve experienced Mark coming back and saying, well, I’ve thought about why you’re thinking about this and why it’s important for you, and that helps to move you to a solution to something.

Great empathy, I think, not just, though, for seeing the other person’s point of view but really for seeing what’s important to employees and what’s going to matter to them. And, again, this is something that I think we’re aligned on. So, I think that’s a great foundation for that.

I would say two other things that we need to think about as we’re doing the integration. One is none of us should come in thinking we have all the answers to everything. I can assure you Mark and I know that we don’t. But I think as you’re getting together with another organization, not thinking you have all the answers is something that makes it helpful.

The second thing is to realize that the people that you’re getting together with are people who are enormously talented and who have the best interest of the firm at heart. And I think if both sides make sure they think about that all the time, we’ll get to the common solutions that are most important for Towers Watson, and not focus too much on some differences there.

I hope you’ve gotten some sense of our excitement about the new firm that we’re creating here. I’ve just been so pumped up about this since we’ve been going out talking about it. And I thought I might just close and explain to you how I’ve managed not sometimes necessarily to convey that particularly well, though.

We started out in Reigate in Southeastern UK there, and I was trying to explain how just being part of this new Towers Watson is the most exciting possible thing. And I said, it’s like playing for the New York Yankees as opposed a farm team. And that may work here, but it actually doesn’t work that well in Reigate. And so, I’m going home and I’m thinking, you know, you’ve got experience. You talk to global audiences all the time; you should be able to get these global allusions and get them down.

And so, we went to — we did the next day at London. And I was right on top of my game. I said, okay. This is like playing for Manchester United. Well, it turns out that’s actually not the best thing to say in London, either.

So let me just leave you with this thought. What I think we want to try to do at Towers Watson is to build the kind of organization that athletic teams all around the world, when they’re trying to inspire their team, they’ll say, let’s try and be like Towers Watson. Thank you.

Mark Mactas: That’s hard to follow. That’s hard to follow. I’m not going to try to use metaphors or analogies or anything else. But, I’m sure you can sense my excitement and John’s excitement for what we’re creating here. We hope you share it and will come to appreciate and share it even more going forward. And we recognized there are lots of questions, lots of unanswered questions; we only could touch on a few of them today.

But, we’re committed to answering as many as we can as quickly as we can, as long as we can do that responsibly. We know that uncertainty and unanswered questions creates anxiety, and so we empathize. We know that exists out there. And we’ll try to remove as much of that over time by communicating, even if it’s to say, we don’t have that answer yet. It’s going to come a month or two or three from now. So that’s one of the principles that John alluded to, and we’re committed to it.

As we’ve talked in our visits around the Towers Perrin and Watson Wyatt world and in talking with clients and others, it’s clear that people get the strategic rationale for the deal. And at the end of the day what that means is Towers Watson will be able to produce better results for our clients, for our people, and for our shareholders. And it’s not about tomorrow, it’s about having a bright, long-term future. That’s the essence of why we choose to do this; it’s for a bright, long-term future.

When you strip it all away, that’s what it’s all about; that’s why we’re doing this. We have a lot of work to do, and sometimes that work will be difficult. And what we need to do is reach for — reach for the prize out there, even as we compete in the near-term. As we bring these two organizations together, what we need to focus in on is the prize, Towers Watson.

Towers Watson, which is a formidable organization that will serve clients in a way we can only imagine now and competed in ways and with others that we couldn’t imagine yesterday. The prize is great, and we need to keep that in mind as we go forward. A lot of work to do; we’ll be the envy of our competition when we get there. We’ll assist organizations, the world’s most sophisticated global organization, with their problems of tomorrow so that they can thrive.

So, I look forward to the journey ahead working with all of you, with our leadership teams, and with you, John. Thanks for helping us get to this juncture, and for what it will all help us achieve going forward. Thank you very much. Thank you, John.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This communication was released on July 29, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.